UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                           For the month of May, 2004

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F |X|             Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

      Yes |_|                   No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes |_|                   No |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes |_|                   No |X|

            This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

1.    Press release dated May 12, 2004

2.    Financial Statements for the period ended March 31, 2004

3.    Press release dated May 13, 2004

4.    Press release dated May 14, 2004

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ART ADVANCED RESEARCH TECHNOLOGIES INC.
                                  (Registrant)


                                  By: s/s Sebastien Gignac
                                      ------------------------
                                      Name: Sebastien Gignac
                                      Title: Vice President, Corporate Affairs,
                                             Secretary and General Counsel

Dated: May 17, 2004

ART

News release
For immediate publication

                    ART ANNOUNCES FIRST QUARTER 2004 RESULTS

Highlights

ART receives the Health Technology Entrepreneurship Award at the Biomedex 2004 conference.

ART presents positive clinical study results for its SoftScan(R) breast cancer imaging system.

ART announces in vivo data demonstrating multi-lifetime differentiation with ART's proprietary time-domain fluorescence imaging system.

Montreal, Canada, May 12, 2004 - ART Advanced Research Technologies Inc. (ART) (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, announced today its financial results for the quarter ended March 31, 2004, the company's first quarter of the fiscal year ending December 31, 2004. The company reported revenues of U.S.$386,000 from the sale of its eXplore Optix(TM) preclinical optical molecular imager to scientific leaders. The company posted a net loss of U.S.$2,081,748 (U.S.$0.06 per share) as compared to U.S.$2,384,102 (U.S.$0.09 per share) for the quarter ended April 30, 2003.

Ensuring Financing Stability

On March 10, 2004, ART closed an offering of 7,500,000 common shares issued from treasury, priced at CDN$ 2.00, bringing the gross proceeds to ART to CDN$ 15,000,000. The offering syndicate was comprised of BMO Nesbitt Burns Inc. and National Bank Financial Inc.

The financing was followed by the partial exercise of the over-allotment option on March 19, 2004, which resulted in additional proceeds of CDN$1,840,000. This transaction brought to CDN$16,840,000 the total amount of the offering. This financing will provide an adequate level of funding allowing ART to execute its business plan and achieve its next milestones.

eXplore Optix(TM)

During this first quarter of fiscal 2004, ART recorded sales of its preclinical time-domain molecular imaging system with two world renowned university research labs.

Scientific Presentations and Posters

On March 28, ART presented results of in vivo studies demonstrating the high quantitation and high sensitivity capabilities of ART's eXplore Optix system in the nanomolar range at the Annual Meeting of the American Association for Cancer Research. These in vivo studies demonstrated subnanomole fluorophore quantity detection capabilities at a depth of between 10 and 15 mm. Furthermore, volumetric reconstruction of this time-domain data was also achieved.

On March 29, ART presented at the Annual Meeting of the Academy of Molecular Imaging the results of a study demonstrating the high quantitation, precise three-dimensional localization, and fluorescence lifetime in vivo capabilities of the eXplore Optix system in the murine animal model. The results of a second study were also presented which demonstrated the system's abilities to localize and discriminate between multiple endogenous and exogenous molecules. Time-domain resolution of fluorescent lifetimes as small as 0.2 nanoseconds was achieved.

SoftScan's Clinical Trials

During this first quarter, ART completed a pilot clinical study for its breast cancer imaging system at the Royal Victoria Hospital of the McGill University Health Centre in Montreal. The results of the study confirmed SoftScan's ability to discriminate between normal and malignant tissue. ART is now advancing confidently toward its goal of entering pivotal trials later this year.

Genesis Award

ART was honoured at Biomedex's Genesis Awards as it received on April 29 the Health Technology Entrepreneurship Award, which pays tribute to the Company's market leadership and its growth-oriented management.

Strengthening ART's leadership

In January, ART appointed Warren Baker as Chief Operating Officer, responsible for both eXplore Optix and SoftScan products, and Dr. Joseph Kozikowski as Chief Medical Officer, who assumes leadership in SoftScan's clinical development and is responsible for regulatory, pricing and reimbursement strategies.

Conference call

ART will host a conference call today at 5:00 PM EST. The telephone number to access the conference call is (800) 387-6216. A replay of the call will be available until May 19, 2004. The telephone number to access the replay of the call is (800) 408-3053 code: 3048824.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore OptixTM, a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. eXplore OptixTM is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer lesions. ART is commercializing its products in a global strategic alliance with GE Healthcare, the world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. Additional information relating to ART, including its Annual Information Form, is available at www.sedar.com or at http://art.ca/en/home.html.

FINANCIAL HIGHLIGHTS (IN U.S. DOLLARS)

As at March 31, 2004

The following is a discussion and analysis of the consolidated financial condition and operating results of ART Advanced Research Technologies Inc. ("ART" or the "Company") at and for the periods indicated and for certain factors that the Company believes may affect its prospective financial condition, cash flows and results of operations. This discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of the Company and the notes thereto for the quarter ended March 31, 2004. Unless indicated otherwise, all financial information is expressed in US dollars and has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The following contains statements that are forward-looking in nature. Statements preceded by the words "believe", "expect", "anticipate", "aim", "target", "plan", "intend", "continue", "estimate", "may", "will", "should" and similar expressions are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in ART's continuous disclosure filings. Therefore, ART's actual results may be materially different from those expressed or implied by such forward-looking statements.

Overview

ART is committed to becoming a leading provider of optical molecular imaging systems for the medical and pharmaceutical sectors with the goal of bringing to market quality products that will accelerate the delivery of better therapies and cures. ART is engaged in the research, design, development and marketing of optical imaging products for the medical and pharmaceutical industries.

ART possesses a powerful and unique multi product platform, a strong intellectual property portfolio, strategic relationships with leading organizations, a set of valuable core competencies, a strong management team to build on its technology leadership position and finally, an adequate level of funding to execute its business plan and achieve its next milestones.

ART evolved from a primarily technology-driven company to a market focused organization as it now commercializes eXplore Optix, its preclinical optical molecular imager, through a worldwide distribution agreement with GE Healthcare (previously known as GE Medical Systems). As a result, after the launch of eXplore Optix in June 2003, the Company recorded its first sales during the eight-month fiscal year ended December 31, 2003.

ART completed clinical trials for its SoftScan time domain optical breast imaging device, during which it has demonstrated it can discriminate between normal and malignant tissue. Among many advantages shown by SoftScan, its laser imaging, unlike X-ray mammography, does not expose patients to radiation or painful compression of the breast. SoftScan may also prove invaluable during post-diagnosis, enabling the physician to monitor progress, adjust treatment, and thereby reduce side effects and discomfort. Results of clinical trials are positive and the Company anticipates the start of pivotal trials for regulatory approval in the fourth quarter 2004.

ART operates in two sectors for financial reporting purposes: the medical and the pharmaceutical. The medical sector includes the research, design, development and marketing of the SoftScan time domain optical breast imaging system. The pharmaceutical sector includes the research, design, development and commercialization of the eXplore Optix system. This year, ART will increase its activity in both sectors. In the medical sector, R & D expenses will increase as ART prepares to enter pivotal trials for SoftScan. Since the Company expenses its development costs as incurred, the cost of the clinical trials and the manufacturing of the clinical prototypes will contribute to the increase. The increase in the activity in the pharmaceutical sector will come primarily from the marketing and sales activities required to pursue the market penetration of its emerging product eXplore Optix.

Overall Performance

During the first quarter 2004, ART reported revenues of $386,000 from the sales of its eXplore Optix product. All of these revenues came from North America. These revenues were generated through ART's distributor, GE Healthcare, with whom ART has an exclusive worldwide distribution agreement.

During the quarter, ART reported a net loss of $2,081,748 ($0.06 per share), with the pharmaceutical sector responsible for $607,674 ($0.02 per share) and the medical responsible for $1,474,074 ($0.04 per share).

ART solidified its financial situation during the first quarter by completing a treasury offering of $11.4 million net of related expenses. Consequently, as of March 31, 2004, ART's working capital increased to $19.1 million.

Selected financial data

                                                                 Eight-month        Twelve-month        Twelve-month
                                                           fiscal year ended   fiscal year ended   fiscal year ended
                                                           December 31, 2003      April 30, 2003      April 30, 2002
Sales                                                            $   681,875          $       --         $        --

Loss from continuing operations                                  $ 5,832,025          $9,026,445         $ 9,345,483
Net loss                                                         $ 5,832,025          $6,546,604         $10,881,500

Basic and diluted loss per share from continuing operations      $      0.20          $     0.38         $      0.46
Basic and diluted net loss per share                             $      0.20          $     0.28         $      0.54

Total assets                                                     $13,704,796          $8,032,130         $ 6,115,134

To align reporting with most companies in the biomedical sector, ART changed its fiscal year-end from April 30 to December 31, effective December 31, 2003.

The Company's focus on bio-optical imaging led it to reconsider its involvement in the industrial sector. Due to an economic downturn affecting the electronics market and the lack of sales and distribution infrastructure, the Company sold its ISIS thermal imaging division in July 2002 to Photon Dynamics, Inc. for $5.5 million.

The company recorded sales of $681,875 during the eight-month fiscal year ended December 31, 2003, as compared to none in the fiscal years ended April 30, 2003 and 2002. These revenues came from the sale of eXplore Optix units to the biomedical sector.

Total assets increase come mainly from financing activities. During the eight-month fiscal year ended December 31, 2003, ART closed private placements for a gross amount of $11.6 million. Also, during the fiscal year ended April 30, 2003, ART closed private placements for a total of $7.5 million from GE, OppenheimerFunds and Serge Huot.

Critical accounting estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Significant estimates and assumptions made by management include investment tax credit receivable and evaluating long-lived assets for impairment. These estimates were made using the historical information available. Actual results could differ from these estimates. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.

Investment tax credit receivable

Investment tax credits, based on qualifying research and development expenses, are applied against research and development expenses in the year in which the expenses are incurred. They are calculated based on the Company's experience and on the application of the investment tax credit program. The Company has always been conservative while accounting for investment tax credit. It is possible that after the review done by the government the receivable amount will change.

Patents

Patents are recorded at cost and are amortized according to the straight-line method over a five-year period commencing in the year the related products are marketed. The carrying value is tested for impairment annually. Should this review, for any reasons, including but not limited to, invalidation of the technologies, indicate that patents will not be recoverable, their carrying value would be reduced by the estimated impairment.

Results of operations

Quarter ended March 31, 2004 compared to quarter ended April 30, 2003

To align reporting with most companies in our sector, ART changed its fiscal year-end from April 30 to December 31, effective December 31, 2003. Consequently, the quarter end dates differ for 2004 and 2003.

Revenues

Revenues for the quarter ended March 31, 2004 were $386,000, an increase of $386,000 from none in the quarter ended April 30, 2003.

Cost of sales

For the quarter ended March 31, 2004, the cost of sales was $183,239 compared to none in the quarter ended April 30, 2003. Cost of sales consisted principally in costs of raw materials, royalties and manufacturing costs. As a result, ART generated a gross margin of 53% in the current quarter compared to none in the quarter ended April 30, 2003.

Research and development expenditures

The Company's R&D expenditures for the quarter ended March 31, 2004, net of investment tax credits, decreased $160,686 (10%) to $1,506,132, from $1,666,818 for the quarter ended April 30, 2003. The investment tax credits represented $149,677 or 9% of the overall expenditures in research and development for the quarter ended March 31, 2004, compared to $158,447 or 9% of the overall expenditures for the quarter ended April 30, 2003. Research and development expenses consisted principally of the salaries and benefits paid to its personnel involved in research and development, cost of building the prototypes and the cost of conducting and analyzing the clinical trials. During the first quarter ended March 31, 2004, 66 % of the R&D expenditures were dedicated to the medical sector and 34 % to the pharmaceutical sector.

Selling, general and administrative expenses

Selling, general, and administrative expenses for the quarter ended March 31, 2004 decreased $13,943 (2%) to $807,351 from $821,294 for the quarter ended April 30, 2003. Selling, general and administrative expenses were principally engaged to support commercial activities of eXplore Optix, raise funds to strengthen its financial position as well as support the Company's activities. During the first quarter ended March 31, 2004, 65 % of the selling, general, and administrative expenditures were dedicated to the medical sector and 35% to the pharmaceutical sector.

Amortization

Amortization for the quarter ended March 31, 2004 increased $27,298 (75%) to $63,506 from $36,208 for the quarter ended April 30, 2003. Amortization consisted principally of amortization of property and equipment. The increase was mainly due to the rapid amortization of a demonstration unit.

Interest income

Interest income for the quarter ended March 31, 2004 increased $23,505 (77%) to $54,160 from $30,655 for the quarter ended April 30, 2003. The increase is explained principally by the increase in the company's cash and cash equivalents.

Foreign exchange loss (gain)

Foreign exchange loss (gain) for the quarter ended March 31, 2004, was a gain of $38,320 compared to a loss of $223,292 for the quarter ended April 30, 2003. During the quarter ended March 31, 2004, the U.S. dollar appreciated compared to the CA dollar, which resulted in a gain of $38,320. During the quarter ended April 30, 2003, the U.S. dollar depreciated compared to the CA dollar, which resulted in a loss of $223,292. In order to protect itself against adverse exchange rate movements, the Company holds U.S. dollar funds to assume U.S. dollar payments.

Current income taxes recovered

Current income taxes recovered for the quarter ended March 31, 2004 were nil compared to $332,855 for the quarter ended April 30, 2003. The current tax recovery represented the utilization of tax losses to recover current income tax resulting from the gain related to the disposal of the ISIS thermal imaging division in the fiscal year ended April 30, 2003.

Net loss

As a result, the net loss for the quarter ended March 31, 2004 was $2,081,748, or $0.06 per share, compared to $2,384,102, or $0.09 per share, for the quarter ended April 30, 2003. The pharmaceutical sector was responsible for $607,674 ($0.02 per share) of this net loss, with the medical sector responsible for $1,474,074 ($0.04 per share).

Cash flows and financial resources

Cash flow used for operating activities for the quarter ended March 31, 2004 decreased $1,300,921 (43%) to $1,698,738 from $2,999,659 for the quarter ended
April 30, 2003. The decrease in cash flows from operating activities was due primarily to a $943,504 decrease in cash provided by working capital and a $302,354 decrease provided by decreased in net loss. Cash flow from investing activities for the quarter ended March 31, 2004 increased $4,135,746 (115%) to $7,717,791 from $3,582,045 for the quarter ended
April 30, 2003. During the quarter ended March 31, 2004, the Company invested in short-term investments. Cash flow from financing activities increased $11,368,192 to $11,368,413 for the quarter ended March 31, 2004 from $221 for the quarter ended April 30, 2003. This cash increase was due entirely to the treasury offering closed in March 2004.

ART believes that cash, cash equivalents and short-term investments, together with funds provided by its revenues, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities and capital expenditures for approximately 24 months.

Contractual Obligations

The following table discloses aggregate information about our contractual obligations and periods in which payments are due as of March 31, 2004:

                                                     Payment Due by period
                         ----------------------------------------------------------------------------
                                            Less Than                                        After
                              TOTAL           1 year         1-3 years      4-5 years       5 years
                         ----------------------------------------------------------------------------
     Operating leases    $   3,042,361    $     281,864   $   1,058,808    $  708,965    $    992,724
                         ----------------------------------------------------------------------------

Liquidity and capital resources

Until March 31, 2004, the Company financed its activities by issuing common shares through private placements, an initial public offering and a second public offering. Since its creation in 1993 until March 31, 2004, the Company has issued share and share purchase warrants for a total of $80,585,085. The Company's working capital increased $9,523,328 (99%) to $19,119,670 as at March 31, 2004 from $9,596,342 as December 31, 2003. This working capital consisted mainly of cash and short-term investments for a total of $18,990,241. On March 10, 2004, the Company closed a treasury offering followed by the partial exercise of the over-allotment option on March 19, 2004, which resulted in proceeds in the amount of $11,368,413, net of related expenses.

As at March 31, 2004, total assets increased $9,541,907 (70%) to $23,246,703 from $13,704,796 as at December 31, 2003. The increase in total assets comes from the cash received following the treasury offering closed in March 2004.

The Company also has a credit facility of CA$1,000,000 to cover fluctuations in cash requirements. As at March 31, 2004, the credit facility was not utilized. The Company also has a credit facility of CA$1,300,000 to finance investment tax credits, which was not utilized as at March 31, 2004.

Related party transaction

In the normal course of business, the Company has entered into an agreement with Clinivation, a company controlled by one of its officers. Clinivation acts as a Contract Research Organization (CRO) and provides management services and contract research services for the scope of clinical development, approvals, and commercialization of SoftScan.

      Management servicesinclude the management and professional services of Joseph Kozikowski, M.D., who will serve in the role of ART's Chief Medical Officer (CMO). Contract Research Servicesinclude the clinical development and approval process relating to SoftScan.

During the quarter ended March 31, 2004, the Company paid $32,578 for management services as CMO and $320,936 for contract research services.

Quarterly results from operations

Our business fluctuates according to our sales and development cycle and addresses emerging markets. The following table presents our operating results by quarter for each of the last 8 quarters. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements for the 8 months fiscal year ended December 31, 2003. This data should be read together with the consolidated financial statements and the notes to such statements.

                                                                     December 2003 FY
                                          --------------------------------------------------------------------
                                                                                         Q3
                                                               Q1           Q2       (2 months)       TOTAL
Sales                                                      $       --   $       --   $   681,875   $   681,875
Loss from continuing operations                            $2,103,534   $2,164,825   $1,563,667    $ 5,832,025
Net loss (gain)                                            $2,103,534   $2,164,825   $1,563,667    $ 5,832,025
Basic and diluted loss per share from continuing
  operations                                               $     0.08   $     0.07   $     0.05    $      0.20
Basic and diluted net loss per share                       $     0.08   $     0.07   $     0.05    $      0.20

                                                                    April 30, 2003 FY
                                          --------------------------------------------------------------------
                                                 Q1            Q2           Q3           Q4           TOTAL
Sales                                     $         --     $       --   $       --   $       --   $         --
Loss from continuing operations           $  1,040,067     $1,960,621   $3,740,271   $2,285,486   $  9,026,445
Net loss (gain)                           $ (1,389,884)    $1,948,373   $3,716,906   $2,271,209   $  6,546,604
Basic and diluted loss per share
  from continuing operations              $       0.05     $     0.09   $     0.14   $     0.09   $       0.38
Basic and diluted net loss per share      $      (0.08)    $     0.10   $     0.16   $     0.10   $       0.28

                                                                    April 30, 2002 FY
                                          --------------------------------------------------------------------
                                                                                          Q4
Sales                                                                                $        --
Loss from continuing operations                                                      $ 1,920,423
Net loss (gain)                                                                      $ 2,244,592
Basic and diluted loss per share from continuing operations                          $      0.09
Basic and diluted net loss per share                                                 $      0.11

Notes: Quarterly data have been converted from CA $ to U.S. $ using a yearly average rate

DISCLOSURE ABOUT MARKET RISKS

ART is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. ART does not use derivative financial instruments for speculative or trading purposes. ART does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on ART's results of operations.

Foreign Currencies

The Company's operations are in some instances conducted in currencies other than the Canadian dollar (principally in U.S. dollars), and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause the Company to incur currency exchange losses.

Interest Rate Sensitivity

ART's investment policy is made of high-grade government, banks and corporate securities with varying maturities usually less than 180 days. ART does not have a material exposure to interest risks. ART is also exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on Canadian dollar prime rate.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

Financial Statements (in U.S.$)

For more information:

ART Advanced Research Technologies Inc.
Jacques Bedard (jbedard@art.ca ), Chief Financial Officer
Sebastien Gignac (sgignac@art.ca) Corporate Secretary & General Counsel
(514) 832-0777

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel.: 514-939-3989

                                      # # #

ART Advanced Research Technologies Inc.
Consolidated Balance Sheets
(In U.S. dollars)
(Unaudited)

                                                          March 31, 2004   December 31, 2003
                                                          --------------   -----------------
ASSETS
Current assets
     Cash                                                  $  6,179,505       $  4,200,128
     Term deposit, 2.65%, maturing in April 2004                228,781            231,392
     Commercial papers, 2.18% to 2.80%, maturing from
     April to September 2004                                  8,749,676          4,993,040
     Bond, 2.30%, maturing in January 2005                    3,832,279                 --
     Accounts receivable                                        562,075            801,649
     Investment tax credit receivable                         1,296,034          1,158,682
     Inventories                                                438,470            336,042
     Prepaid expenses                                           116,791            167,813
                                                           ------------       ------------
                                                             21,403,611         11,888,746
                                                           ------------       ------------

Property and equipment                                          445,667            478,218
                                                           ------------       ------------
Other assets
    Deposits                                                     27,760             15,648
    Patents                                                   1,369,665          1,322,184
                                                           ------------       ------------
                                                              1,397,425          1,337,832
                                                           ------------       ------------
                                                           $ 23,246,703       $ 13,704,796
                                                           ============       ============
LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities               $  2,283,941       $  2,292,404
                                                           ------------       ------------
SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants (Note 4)           80,585,085         67,870,684
Contributed surplus (Note 5)                                    299,947             18,206
Deficit                                                     (60,180,798)       (56,753,062)
Cumulative translation adjustments                              258,528            276,564
                                                           ------------       ------------
                                                             20,962,762         11,412,392
                                                           ------------       ------------
                                                           $ 23,246,703       $ 13,704,796
                                                           ============       ============

The accompanying notes are an integral part of the consolidated financial statements.

The unaudited quartely consolidated financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Consolidated Operations and Deficit
(In U.S. dollars)
(Unaudited)

                                                                                   Three-month periods ended
                                                                          March 31, 2004      April 30, 2003
                                                                          --------------      --------------
Sales                                                                       $    386,000       $         --
Cost of sales                                                                    183,239                 --
                                                                            ------------       ------------
Gross margin                                                                $    202,761       $         --
                                                                            ------------       ------------

Operating expenses
     Research and development, net of investment tax credit                    1,506,132          1,666,818
     Selling, general and administrative                                         807,351            821,294
     Amortization                                                                 63,506             36,208
                                                                            ------------       ------------
                                                                               2,376,989          2,524,320
                                                                            ------------       ------------
Operating loss                                                                 2,174,228          2,524,320
Interest income                                                                  (54,160)           (30,655)
Foreign exchange loss (gain)                                                     (38,320)           223,292
                                                                            ------------       ------------
Operating loss before incomes taxes                                            2,081,748          2,716,957
Current income taxes recovered                                                        --           (332,855)
                                                                            ------------       ------------
Net loss                                                                       2,081,748          2,384,102
Deficit, beginning of year                                                    56,753,062         42,309,220
Share issue expenses                                                           1,345,988                 --
                                                                            ------------       ------------
Deficit, end of period                                                      $ 60,180,798       $ 44,693,322
                                                                            ============       ============

Basic and diluted net loss per share (Note 3)                               $      (0.06)      $      (0.09)
                                                                            ============       ============

Basic and diluted weighted average number of common shares outstanding        36,891,856         26,673,341
                                                                            ============       ============

Number of common shares outstanding, end of period                            42,658,523         26,673,341
                                                                            ============       ============

The accompanying notes are an integral part of the consolidated financial statements.

The unaudited quartely consolidated financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Consolidated Cash Flows
(In U.S. dollars)
(Unaudited)

                                                                         Three-month periods ended
                                                                  March 31, 2004    April 30, 2003
                                                                  --------------    --------------
 OPERATING ACTIVITIES
 Net loss                                                          $ (2,081,748)      $(2,384,102)
 Non-cash item
      Amortization expense                                               63,506            36,208
      Directors, officers and employee stock options (Note 5)            27,765                --
 Decrease (increase) in current assets
      Accounts receivable                                               229,372            (7,680)
      Investment tax credit receivable                                 (149,677)         (158,447)
      Inventories                                                      (105,689)               --
      Prepaid expenses                                                   48,882          (175,609)
 Increase (decrease) in current liabilities
      Accounts payable and accrued liabilities                          268,851            22,826
      Current income taxes recovered                                         --          (332,855)
                                                                   ------------       -----------
 Cash flows from operating activities                                (1,698,738)       (2,999,659)
                                                                   ------------       -----------
 INVESTING ACTIVITIES
 Increase of short-term investments                                  (7,606,982)       (3,529,329)
 Increase in in property and equipment                                  (25,999)          (21,882)
 Increase in other assets                                               (84,810)          (30,834)
                                                                   ------------       -----------
 Cash flows from investing activities                                (7,717,791)       (3,582,045)
                                                                   ------------       -----------
 FINANCING ACTIVITIES
 Share issue                                                         12,714,401                --
 Share issue expenses                                                (1,345,988)              221
                                                                   ------------       -----------
 Cash flows from financing activities                                11,368,413               221
 Effect of foreign currency translation adjustments                      27,493           221,518
                                                                   ------------       -----------
                                                                     11,395,906           221,739
                                                                   ------------       -----------
 Net increase (decrease) in cash and cash equivalents                 1,979,377        (6,359,965)
 Cash and cash equivalents, beginning of year                         4,200,128         7,189,970
                                                                   ------------       -----------
 Cash and cash equivalents, end of period                          $  6,179,505       $   830,005
                                                                   ============       ===========

CASH AND CASH EQUIVALENTS
Cash                                                               $  6,179,505       $   830,005
                                                                   ------------       -----------
                                                                   $  6,179,505       $   830,005
                                                                   ============       ===========
Supplemental disclosure of cash flows information
Interest received                                                  $      4,440       $    20,005

The accompanying notes are an integral part of the consolidated financial statements.

The unaudited quartely consolidated financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)
(Unaudited)

1- BASIS OF PRESENTATION

      These interim financial statements as at March 31, 2004 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles. In the opinion of management, they contain all adjustments necessary to present fairly the Company's financial position as at March 31, 2004 and December 31, 2003 and its results of operations and its cash flows for the three-month periods ended March 31, 2004 and April 30, 2003.

      The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements, except for the application of the section 3870 for the three-month period ended April 30, 2003. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

      The Company has changed it's fiscal year-end from April 30 to December 31. Accordingly the comparable quarter for March 31, 2004 is April 30, 2003.

2- CHANGE IN ACCOUNTING POLICY

      In September 2003, the transitional provisions in CICA Handbook Section 3870 and have been revised to provide the same alternative methods of transition as are provided in the United States of America for voluntary adoption of the fair value based method of accounting. These provisions may be applied retroactively or prospectively. However, the prospective application is available only to enterprises that elect to apply the fair value based method of accounting for fiscal years beginning before January 1, 2004. During the eight-month fiscal year ended December 31, 2003, effective as of the beginning of the fiscal year, the Company has chosen to record an expense for the stock options granted to employees using the fair value method.

      The Company has examined the scope of the CICA Accounting Guideline AcG-14, "Disclosure of Guarantees", that was issued during the eight-month fiscal year ended December 31, 2003. As the Company does not issue guarantees contemplated by the Guideline, the implementation of this new guideline had no impact on the financial statements.

3- ACCOUNTING POLICIES

      Basic and diluted loss per common share and information pertaining to number of shares The Company uses the treasury stock method to determine the dilutive effect of the share purchase warrants and the stock options. Per share amounts have been computed based on the weighted average number of common shares outstanding for all periods presented. Diluted loss per share is calculated by adjusting outstanding shares to take into account the dilutive effect of stock options and share purchase warrants. For all periods presented, the effect of stock options and share purchase warrants was not included as the effect would be anti-dilutive. Consequently, there is no difference between the basic and diluted net loss per share.

The unaudited quartely consolidated financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)
(Unaudited)

4- CAPITAL STOCK AND SHARE PURCHASE WARRANTS

      The following table presents the changes in the number of outstanding common shares:

                                                                                   March 31, 2004                 December 31, 2003
                                                                      ---------------------------       ---------------------------
                                                                                    Common shares                     Common shares
                                                                      ---------------------------       ---------------------------
                                                                          Number            Value           Number            Value
                                                                      ----------      -----------       ----------      -----------
Issued and fully paid
Balance, beginning of year                                            34,238,523      $65,955,938       26,673,341      $55,487,915
Issue of shares for cash                                               8,420,000       12,714,401(a)     7,564,782       10,467,294
Issue of shares for cash following the exercise of stock options              --               --              400              729
                                                                      ----------      -----------       ----------      -----------
Balance, end of period                                                42,658,523      $78,670,339       34,238,523      $65,955,938
                                                                      ==========      ===========       ==========      ===========

      The following table presents the changes in the number of share purchase warrants outstanding:

                                                                  March 31, 2004                               December 31, 2003
                                      ------------------------------------------      ------------------------------------------
                                                                        Weighted                                        Weighted
                                                                         average                                         average
                                                                  exercise price                                  exercise price
                                          Number           Value             CA$          Number           Value             CA$
                                      ----------      ----------  --------------      ----------      ----------  --------------
Balance, beginning of year             3,208,422      $1,914,746      $     4.84       2,465,237      $  777,621      $     5.66
Issue of share purchase warrants              --              --              --         743,185       1,137,125            2.11
                                      ----------      ----------      ----------      ----------      ----------      ----------
Balance, end of period                 3,208,422      $1,914,746      $     4.84       3,208,422      $1,914,746      $     4.84
                                      ==========      ==========      ==========      ==========      ==========      ==========

The unaudited quartely consolidated financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)
(Unaudited)

4- CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)

(a) During the three-month period ended March 31, 2004, the Company completed a public financing round.

      On march 10, 2004 the Company closed a treasury offering followed by the partial exercise of the over-allotment option on March 19, 2004, which resulted in proceeds in the amount of $11,368,413, net of expenses.

5- STOCK-BASED COMPENSATION PLANS

      As at March 31, 2004, the Company offered a compensation plan to employees, which is described in its most recent annual consolidated financial statements.

      The fair value of stock options granted during the three-month period ended March 31, 2004 was estimated on the grant date using the Black & Scholes option-pricing model with the following assumptions for the stock options granted since the beginning of the fiscal year:

      On January 27, 2004, the Company has determined that some officers and employees were entitled to a total cash bonus, however in consideration for renouncing to theirs cash bonus, the officers and employees were granted a total of 288,740 stock options entitled to buy 288,740 common shares at an exercise price of CA$3.23 wich can be exercised immediately without being subject to any vesting period. Consequently the expected life of those stock options has been estimated at 2.5 years.The expense related to those stock options was accrued as a bonus in the fiscal year ended December 31, 2003.

      -     Weighted average expected life: 3.3 years.

      -     Expected volatility : 70%

      -     Weighted average risk-free interest rate: 2.95%

      -     Dividend rate: 0%

      The weighted average fair value of stock options granted during the three-month period ended March 31, 2004 was $1.02.

      The Company recorded an expense of $27,765 using the fair value method in its consolidated operations and deficit statement for stock options granted to employees in the three-month period ended March 31, 2004.

The unaudited quartely consolidated financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)
(Unaudited)

5- STOCK-BASED COMPENSATION PLANS (Continued)

      During the fiscal year ended April 30, 2003, the Company did not record any compensation cost related to stock options granted to employees. If the compensation cost had been determined using the fair-value-based method at the grant date of stock options awarded to employees, the net loss and loss per share would have been adjusted to the pro forma amounts indicated in the following table :

                                                          Three-month periods ended
                                                   March 31, 2004    April 30, 2003
                                                   --------------    --------------

Net loss as reported                                  $ 2,081,748       $ 2,384,102
Less: compensation expense recognized in the
consolidated statement of operations and deficit          (27,765)               --
Plus: total compensation expenses                          77,940            46,830
                                                      -----------       -----------
Pro forma net loss                                    $ 2,131,923       $ 2,430,932
                                                      ===========       ===========

Basic and diluted loss per share
As reported                                           $     (0.06)      $     (0.09)
Pro forma                                             $     (0.06)      $     (0.09)

      The following table presents the changes in the number of stock options outstanding:

                                                    March 31, 2004                December 31, 2003
                                       ---------------------------      ---------------------------
                                           Directors, officers and          Directors, officers and
                  $                                      employees                        employees
                                       ---------------------------      ---------------------------
                                                          Weighted                         Weighted
                                                           average                          average
                                        Number of   exercise price       Number of   exercise price
                                          options              CA$         options              CA$
                                       ----------   --------------      ----------   --------------
Balance, beginning of year              1,431,600       $     3.79       1,476,200       $     4.06
Options granted                           478,740             3.14         142,400             3.21
Options exercised                              --               --            (400)            2.39
Options cancelled                            (900)            4.37        (186,600)            5.42
                                       ----------       ----------      ----------       ----------
Balance, end of period                  1,909,440       $     3.63       1,431,600       $     3.79
                                       ==========       ==========      ==========       ==========

Options exercisable end of period       1,155,957       $     4.36         846,400       $     4.81
                                       ==========       ==========      ==========       ==========

      The fair value of stock options outstanding as at March 31, 2004 was $1.50, and was estimated on the grant date using the Black & Scholes option-pricing model.

The unaudited quartely consolidated financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)
(Unaudited)

6- SEGMENT INFORMATION

      Beginning January 2004, the Company operates in two sectors for financial reporting purposes; The medical and the pharmaceutical. The medical sector includes the research, design, development and marketing of SoftScan(R) time domain optical breast imaging device. The pharmaceutical sector includes the research, design, development and commercialization of eXplore Optix(TM) product.

      The information pertaining to the two operating segments are summarized as follows:

                                                                   Three-month period ended
                                                                             March 31, 2004
                                                            -------------------------------
                                                            Pharmaceutical        Medical
Sales                                                         $   386,000       $        --
Cost of sales                                                     183,239                --
                                                              -----------       -----------
Gross margin                                                      202,761                --
                                                              -----------       -----------

Operating expenses
    Research and development expenses,
    net of investment tax credit                                  507,701           998,431
    Selling, general and administrative                           286,532           520,819
    Amortization                                                   42,133            21,373
                                                              -----------       -----------
                                                                  836,366         1,540,623
                                                              -----------       -----------
Operating loss                                                    633,605         1,540,623
Interest income                                                   (15,186)          (38,974)
Foreign exchange loss (gain)                                      (10,745)          (27,575)
                                                              -----------       -----------
Net loss                                                      $   607,674       $ 1,474,074
                                                              ===========       ===========

                                             Corporate      Pharmaceutical        Medical
                                            ----------      --------------      -----------
Accounts receivable                         $  175,713        $   386,362       $        --
                                            ==========        ===========       ===========

Investment tax credit receivable            $       --        $   498,704       $   797,331
                                            ==========        ===========       ===========

Inventories                                 $       --        $   438,470       $        --
                                            ==========        ===========       ===========

Patents                                     $       --        $   181,924       $ 1,187,741
                                            ==========        ===========       ===========

The unaudited quartely consolidated financial statements have not been reviewed by external auditors.

ART

News release
For immediate publication

         ART'S SOFTSCAN(R) BREAST IMAGING SYSTEM TO BE PART OF FDA PILOT
             PROJECT TESTING A MORE EFFICIENT, GLOBALLY-HARMONIZED
                         PREMARKET SUBMISSION APPROACH

FDA's STED Pilot Program and a globally-harmonized regulatory review process is expected to bring added efficiency to SoftScan's review process, enable ART to gain market entry with SoftScan in a more cost-effective manner and enable
     SoftScan to be available more quickly to the international community.

Montreal, Canada, May 13, 2004 -- ART Advanced Research Technologies Inc. ("ART"), a leader in optical molecular imaging products for the medical and pharmaceutical industries, today announced - following discussions with the U.S. Food and Drug Administration (FDA) - that it will participate in the FDA's STED Pilot Program with a submission of its SoftScan breast imaging system.

"We are pleased that ART, with its SoftScan breast imaging system, is going to participate in the FDA STED Pilot Program. We believe that a harmonized regulatory review process will enable device manufacturers to gain market entry for their devices in a more efficient and cost-effective manner, without compromising product safety and effectiveness," commented Micheline Bouchard, ART's President and CEO.

The FDA's STED Pilot Program is a voluntary pilot premarket review program that may reduce the burden on manufacturers who face conflicting premarket submission format and content requirements in different countries. The program's focus is the harmonized premarket submission format and content known as "Summary Technical Documentation for Demonstrating Conformity to the Essential Principles of Safety and Performance of Medical Devices ("STED")" developed by Study Group 1 of the Global Harmonization Task Force ("GHTF"). The GHTF is a voluntary international group comprised of device regulatory officials and industry representatives from the five founding members, namely the United States, Canada, Australia, the European Union, and Japan. A major objective of GHTF is the harmonization of regulatory systems to reduce the regulatory burden on regulated industry, and the GHTF believes that achieving this objective will bring added efficiency to the device review process. The FDA supports the work of the GHTF through its U.S. membership. It is believed that devices that can be subject to harmonized reviews can be available more quickly to the international community. Consistent with this objective, the STED harmonized format is currently accepted by U.S., Canadian, European, and Japanese international regulatory agencies.

Following a request from a manufacturer to have FDA review a specific device in the STED harmonized format, the FDA decides whether to grant the manufacturer's request based on a variety of factors, including whether the affected Centers for Devices and Radiological Health Division(s) have sufficient resources to accept the additional device. On a case-by-case basis, participating divisions of the Office of Device Evaluation accept Premarket Approval ("PMA") applications and 510(k) premarket notifications in the STED format in lieu of the customary format described in FDA regulations and guidances. The FDA's STED Pilot Program is limited to PMA applications and 510(k) submissions. Within FDA's Office of Device Evaluation, four divisions currently participate in the STED pilot program, including the Division of Reproductive, Abdominal, and Radiological Devices. According to the FDA, the FDA intends to process premarket submissions that have been prepared in the STED harmonized format within statutory time limits. Review times will be comparable to those of other submissions for similar products. A particular device type may not be an eligible candidate for the pilot program in all countries.

About ART

ART Advanced Research Technologies, Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer.

ART is commercializing its products in a global strategic alliance with GE Healthcare, the world leader in mammography and imaging.

ART's shares are listed on the TSX under the ticker symbol ARA.

Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

For more information
ART Advanced Research Technologies Inc.
Sebastien Gignac: sgignac@art.ca
Vice President, Corporate Affairs, Secretary & General Counsel
(514) 832-0777

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel.: 514-939-3989
www.renmarkfinancial.com

ART

News release
For immediate publication

                        ART'S ANNUAL SHAREHOLDERS MEETING

Montreal, Canada, May 14, 2004 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce that it held its annual shareholders' meeting in Montreal on May 13, 2004. At the meeting, the shareholders of the Company elected the members of the Board of Directors who will serve until the next annual shareholders' meeting.

The directors of the Company for the coming year are: Ms. Micheline Bouchard, President & CEO of ART; Mr. Jacques Courville, Former Vice President, Medical Research of Merck Frosst Canada Inc.; Mr. Raymond Cyr, Chairman of the Board, Polyvalor Inc.; Mr. Pierre Dutheil, Independent Corporate Advisor (subject to regulatory approval); and Mr. Benoit La Salle, Founder and President & CEO of Semafo Inc.

The Board of Directors, which met immediately after the shareholders' meeting, has appointed the following persons (subject to regulatory approval) to serve as officers of the Company: Mr. Benoit La Salle, Chairman of the Board; Ms. Micheline Bouchard, President & Chief Executive Officer; Mr. Warren Baker, Chief Operating Officer; Mr. Jacques Bedard, Chief Financial Officer; Mr. Pierre Couture, Vice President, Sales and Marketing; Mr. Sebastien Gignac, Corporate Secretary and General Counsel; and Dr. Joseph Kozikowski, Chief Medical Officer.

About ART Advanced Research Technologies Inc.

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer lesions. ART is commercializing its products in a global strategic alliance with GE Healthcare, the world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. Visit ART online at http://art.ca/en/home.html

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

For more information:

ART Advanced Research Technologies Inc.
Sebastien Gignac (sgignac@art.ca) Corporate Secretary & General Counsel
(514) 832-0777

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel.: 514-939-3989